EXHIBIT 99.1

NEW FOUND ANNOUNCES SETTLEMENT OF LITIGATION WITH

THREED CAPITAL

Vancouver, BC, June 6, 2024 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) announces that it has entered into a settlement agreement (the “Settlement Agreement”) with respect to the lawsuit filed by ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) against New Found, Palisades Goldcorp Ltd. (“Palisades”) and Mr. Collin Kettell (together, the “Defendants”) in the Ontario Superior Court of Justice (the “Lawsuit”).

The Settlement Agreement resolves the Lawsuit completely and avoids the expense, burden and uncertainty associated with litigation. The settlement of the Lawsuit also allows New Found to focus on its business without distraction related to the Lawsuit, which had been scheduled for trial in January 2025.

Pursuant to the Settlement Agreement, the Plaintiffs will receive a total of 3,750,000 common shares of New Found (“New Found Shares”) from the Defendants. Palisades will transfer 2,607,434 New Found Shares that it currently owns to ThreeD and 772,566 New Found Shares that it currently owns to 131. New Found will issue 285,429 New Found Shares to ThreeD and 84,571 New Found Shares to 131, subject to the approval of the TSX Venture Exchange (the “TSXV”) and the NYSE American (the “NYSE”). All of the New Found Shares received by the Plaintiffs will be subject to a four month hold period, unless an exemption is available under applicable securities legislation.

The Settlement Agreement does not include any admission of liability and provides for fulsome releases by the Plaintiffs to the Defendants.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $56 million as of June 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

New Found Gold Corp.	1	TSX-V : NFG, NYSE-A: NFGC

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to the Settlement Agreement; the New Found Shares to be issued or transferred to the Plaintiffs; the approvals of the TSXV and NYSE for the New Found Shares to be issued to the Plaintiffs; exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” “indicate,” “often,” “target,” “future,” “likely,” “pending,” "potential," “encouraging,” "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV and NYSE, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with obtaining the approvals of the TSXV and NYSE for the issuance of the New Found Shares to the Plaintiffs, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	2	TSX-V : NFG, NYSE-A: NFGC